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NFA ID | 0240934 | 🔍 | MACQUARIE BANK LIMITED

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Current Status Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
EXEMPT FOREIGN FIRM APPROVED	07/16/1992
NFA ID 0366355 MACQUARIE FUTURES USA LLC	
PRINCIPAL APPROVED	05/22/2006

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/17/2012
SWAP DEALER PENDING	12/17/2012
EXEMPT FOREIGN FIRM APPROVED	07/16/1992
NFA ID 0357800 ARGUS CAPITAL MANAGEMENT PTY LTD	
PRINCIPAL WITHDRAWN	02/04/2011
PRINCIPAL APPROVED	07/11/2005
NFA ID 0443104 MACQUARIE ENERGY LLC	
PRINCIPAL WITHDRAWN	05/29/2021
PRINCIPAL APPROVED	04/26/2013
PRINCIPAL PENDING	12/15/2012
NFA ID 0349917 MACQUARIE EUROPE LIMITED	
PRINCIPAL WITHDRAWN	11/14/2007
PRINCIPAL APPROVED	07/14/2006
NFA ID 0366355 MACQUARIE FUTURES USA LLC	
PRINCIPAL APPROVED	05/22/2006

Outstanding Requirements

Annual Due Date: 05/01/2024

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

No information available.

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	12/15/1998	
0240800	AUSTRALIAN SECURITIES EXCHANGE LIMITED	7/16/1992	

NFA ID	Doing Business With	Start Date	End Date
0558642	HVB MARKETS PTY LTD	9/21/2023	
0556746	ENERGY INVESTMENT PARTNERS	6/6/2023	
0511476	ARROW FUTURES UK LIMITED	1/25/2022	2/25/2022
0530063	ATLANTIC COBALT AG	4/27/2020	8/4/2023
0522759	THURLESTONE FINANCIAL LTD	1/14/2020	4/13/2022
0511476	ARROW FUTURES UK LIMITED	4/6/2018	1/17/2019
0477478	SALIX CAPITAL UK LIMITED	6/16/2014	6/20/2016
0459854	GFI AUSTRALIA PTY LIMITED	12/17/2013	8/28/2014
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0431887	OTC EUROPE LLP	11/8/2011	10/1/2015
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	
0390351	MAPLE BROWN ABBOTT LIMITED	10/10/2007	
0385801	MACQUARIE FUTURES AND OPTIONS HONG KONG LIMITED	7/20/2007	3/29/2017

Exemption Category	Exemption Type
FUTURES COMMISSION MERCHANT	30.10

View BASIC

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	12/15/1998	
0240800	AUSTRALIAN SECURITIES EXCHANGE LIMITED	7/16/1992	

Online Registration System
Business Information

NFA ID   [0240934]   [🔍]   **MACQUARIE BANK LIMITED**

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Form of Organization *   [CORPORATION ▾]

Where is the entity incorporated, organized or established:*

State   [--Select State-- ▾]

Country   [AUSTRALIA ▾]

Federal EIN   [980163788]

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Street Address 1*   [LEVEL 6]

Street Address 2   [50 MARTIN PLACE]

Street Address 3   [ ]

City**   [SYDNEY]

State* (United States only)   [--Select State-- ▾]

Province   [NSW]

Zip/Postal Code**   [2000]

Country*   [AUSTRALIA ▾]

Phone Number*   [61-2-8232-3333]

Fax Number   [ ]

Email   [ ]

Website/URL   [ ]

CRD/IARD ID   [ ]

Online Registration System
Exempt Foreign Firm Contact Information

NFA ID   `0240934`    **MACQUARIE BANK LIMITED**

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Exempt Foreign Firm Contact Address

First Name*	ANDREW
Last Name*	STEWART
Title	
Street Address 1*	FUTURES DIVISION
Street Address 2	LEVEL 1, 50 MARTIN PLACE
Street Address 3	
City**	SYDNEY
State (United States only)	--Select State--
Province	
Zip/Postal Code**	NSW 2000
Country	AUSTRALIA
Phone*	612 8232 3088
Fax	612 8232 4412
Email*	ANDREW.STEWART@MACQUARIE.C(

Online Registration System
Other Names

NFA ID [0240934] 🔍   **MACQUARIE BANK LIMITED**

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Name	Use Indicator	Type

Online Registration System
Location of Business Records



NFA ID   0240934   MACQUARIE BANK LIMITED

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Business Records Address

Street Address 1* LEVEL 6

Street Address 2 50 MARTIN PLACE

Street Address 3

City* SYDNEY

State --Select State--

Province NSW

Zip/Postal Code* 2000

Country* AUSTRALIA

Online Registration System
U.S. Address for Production of Business Records

NFA ID [0240934]    **MACQUARIE BANK LIMITED**

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○ The Office of NFA located in New York, NY

○ The Office of NFA located in Chicago, IL

● The Following Address:

P.O. Box address is not acceptable.

Office Of*   [MACQUARIE BANK LIM]

Street Address 1*   [125 W. 55TH STREET]

Street Address 2   [   ]

Street Address 3   [   ]

City*   [NEW YORK]

State*   [NEW YORK   ▼]

Zip/Postal Code*   [10019]

*Required to file application.

Online Registration System

Holding Company InformationPrincipal Information

NFA ID

0240934 🔍   **MACQUARIE BANK LIMITED**

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Individual Information

Total Individual Principals: 18

Filter By: Choose a filter... ▾

NFA ID	Name	TItle(s)	10% or More Interest	Status	Effective Date
0518914	BROADBENT, JILLIAN ROSEMARY	DIRECTOR	N	APPROVED	03-08-2019
0451249	COFFEY, PHILIP MATTHEW	DIRECTOR	N	APPROVED	03-08-2019
0454205	COLEMAN, MICHAEL JOHN	DIRECTOR	N	APPROVED	05-02-2013
0541286	GREEN, STUART	CHIEF EXECUTIVE OFFICER	N	APPROVED	09-28-2021
0454080	GREGORY ROBERTS, SIMON	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	02-07-2013
0511120	HARVEY, ALEXANDER HARMS	CHIEF FINANCIAL OFFICER	N	APPROVED	02-23-2018
0547381	HINCHLIFFE, MICHELLE ANNE	DIRECTOR	N	APPROVED	05-19-2022
0557810	LLOYD HURWITZ, SUSAN	DIRECTOR	N	APPROVED	08-23-2023
0536543	MCGRATH, REBECCA JOY	DIRECTOR	N	APPROVED	04-12-2021
0242135	NAKKAB, ARMAND	CHIEF COMPLIANCE OFFICER	N	APPROVED	11-03-2020
0452816	OKANE, NICHOLAS	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	01-07-2013
0536581	ROCHE, MICHAEL	DIRECTOR	N	APPROVED	04-07-2021
0452344	SAINES, IAN MICHAEL	DIRECTOR	N	APPROVED	09-15-2022
0511090	SORBARA, NICOLE GAI	CHIEF OPERATING OFFICER	N	APPROVED	02-23-2018
0510224	STEVENS, GLENN ROBERT	DIRECTOR	N	APPROVED	02-05-2018
0559152	WHITEING, DAVID JOHN KRAUSE	DIRECTOR	N	APPROVED	10-20-2023
0460609	WIKRAMANAYAKE, SHEMARA	DIRECTOR	N	APPROVED	12-11-2018
0456278	WRIGHT, SIMON LAWRENCE	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	04-19-2013

Holding Company Information

NFA ID	Full Name	10% or More Interest	Status	Effective Date
0391842	MACQUARIE GROUP LIMITED	Y	APPROVED	12-26-2012
0453462	MACQUARIE BH PTY LTD	Y	APPROVED	12-26-2012

NFA ID	Full Name	10% or More Interest	Status	Effective Date
0391842	MACQUARIE GROUP LIMITED	Y	APPROVED	12-26-2012

Online Registration System
Principal Name and Financial Interest

NFA ID   [0240934]   [🔍]   **MACQUARIE BANK LIMITED**

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Current Firms

Sponsor ID	Sponsor Name	10% or more interest?

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?

Online Registration System
Non-U.S. Regulator Information

NFA ID   [0240934]   [🔍]   **MACQUARIE BANK LIMITED**

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List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE

Online Registration System
Agent Information

NFA ID   [0240934]   🔍   **MACQUARIE BANK LIMITED**

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Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	2/12/1992

Agent History

Agent ID	Agent Name	Start Date	End Date

No information available

Online Registration System
Doing Business With

NFA ID | 0240934 | 🔍 | **MACQUARIE BANK LIMITED**

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Doing Business With - Current

NFA ID	Name	Start Date

No Information Available

Doing Business With - History

NFA ID	Name	Start Date	End Date

No Information Available

Online Registration System
Disciplinary Information - Criminal Disclosures

NFA ID 0240934 🔍   **MACQUARIE BANK LIMITED**

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Question A*

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

○ Yes   ⦿ No

Question B*

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

○ Yes   ⦿ No

Question C*

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

○ Yes   ⦿ No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP?*   ○ Yes   ○ No

* Required to file application.

Online Registration System
Disciplinary Information - Regulatory Disclosures

NFA ID   0240934      **MACQUARIE BANK LIMITED**

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Question D*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

○ Yes ◉ No

Question E*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

◉ Yes ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

Question F*

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

○ Yes ◉ No

Question G*

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

○ Yes ◉ No

Question H*

Are any of the orders or other agreements described in Question G currently in effect against the firm?

○ Yes ◉ No

Question I*

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

◉ Yes ○ No

* Required to file application.

Online Registration System
Disciplinary Information - Financial Disclosures

NFA ID   0240934   🔍   **MACQUARIE BANK LIMITED**

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Question J*

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

○ Yes   ◉ No

Even though you answered "No" to the above question, would you like to provide a Financial DMP?* ○ Yes   ○ No

* Required to file application.

Online Registration System
Registration Contact Information

NFA ID   0240934      **MACQUARIE BANK LIMITED**

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First Name*	JEREMY
Last Name*	CHAPLIN
Title	SENIOR REGISTRATIONS MANAGER
Street Address 1*	1301 RIVERPLACE BLVD
Street Address 2	
Street Address 3	
City**	JACKSONVILLE
State (United States only)	FLORIDA
Province	
Zip/Postal Code**	32207
Country	UNITED STATES
Phone*	904-571-5952
Fax	
Email*	RMGREGISTRATION@MACQUARIE.C

Online Registration System
Enforcement/Compliance Communication Contact Information

NFA ID   [0240934] [🔍]   **MACQUARIE BANK LIMITED**

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Contact	Contact Information
ARMAND NAKKAB , CHIEF COMPLIANCE OFFICER	125 WEST 55TH STREET L20 NEW YORK, NEW YORK 10019 UNITED STATES PHONE: 212-231-1206 ARI.NAKKAB@MACQUARIE.COM
NICOLE SPAUR , MANAGING DIRECTOR	ONE ALLEN CENTER 500 DALLAS STREET HOUSTON, TEXAS 77002 UNITED STATES PHONE: 731-275-8926 NICOLE.SPAUR@MACQUARIE.COM

Online Registration System
Membership Information

_____

NFA ID   0240934   🔍   **MACQUARIE BANK LIMITED**

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Indicate the category in which the Member intends to vote on NFA membership matters.*
⦿ Swap Dealer

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below?*
⦿ Yes   ◯ No

If yes, check all that apply:
☑ THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
☐ THE FARM CREDIT ASSOCIATION
☐ THE FEDERAL DEPOSIT INSURANCE CORPORATION
☐ THE FEDERAL HOUSING FINANCE AGENCY
☐ THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
☐ THE SECURITIES AND EXCHANGE COMMISSION

Online Registration System
Membership Contact Information

___

NFA ID `0240934`    **MACQUARIE BANK LIMITED**

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Membership Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 500 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Accounting Contact

First Name*	MARWA
Last Name*	EL-ATRIBI
Title	
Street Address 1*	125 W. 55TH STREET
Street Address 2	LEVEL 23
Street Address 3	
City**	NEW YORK
State* (United States only)	NEW YORK
Province	
Zip/Postal Code**	10019
Country	UNITED STATES
Phone*	212-231-1578

| Fax | 212-231-1598 |
| Email* | MARWA.EL-ATRIBI@MACQUARIE.CC |

Arbitration Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 500 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Compliance Contact

First Name*	NICOLE
Last Name*	SPAUR
Title	
Street Address 1*	ONE ALLEN CENTER, 5 DALLAS
Street Address 2	LEVEL 31
Street Address 3	
City**	HOUSTON
State* (United States only)	TEXAS
Province	
Zip/Postal Code**	77002
Country	UNITED STATES
Phone*	713-275-8926
Fax	713-275-8978
Email*	NICOLE.SPAUR@MACQUARIE.COM

Chief Compliance Officer Contact

| First Name* | ARMAND |

Last Name*	NAKKAB
Title	
Street Address 1*	125 W. 55TH STREET
Street Address 2	LEVEL 20
Street Address 3	
City**	NEW YORK
State* (United States only)	NEW YORK
Province	
Zip/Postal Code**	10019
Country	UNITED STATES
Phone*	212-231-1206
Fax	
Email*	ARI.NAKKAB@MACQUARIE.COM

Last Name*

NAKKAB



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NFA ID 0240934   [Enter]   MACQUARIE BANK LIMITED

No information available.

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

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NFA ID   0240934      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ **Archived Criminal Disclosure Matter Summary**   ⌃

There are currently no archived DMPs.

Online Registration System
Disciplinary Information - Regulatory Disclosure Matter Summary

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NFA ID [0240934] [🔍]   MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

[**+ Add DMP**]

Current Regulatory Disclosure Matter Summary (19 DMPs)

Show [100] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
I	19232	09/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	PENDING	8/2023		
E	19114	09/06/2023	KOREA FINANCIAL SUPERVISORY SERVICE N/A	FINAL	8/2023	07/25/2023	
I	18181	04/19/2022	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) 22-078MR	PENDING	4/2022		
E	17843	10/21/2021	AUSTRALIAN COMPETITION AND CONSUMER COMMISSION MR 238/16	FINAL	12/2016		
	14687	05/28/2013	ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL.				
	14686	12/17/2012	AUSTRALIAN SECURITIES EXCHANGE - WARRANT CLIENT AGREEMENT 2006				
	14690	12/17/2012	AUSTRALIAN STOCK EXCHANGE - TRADING VIOLATION 2010				
	14689	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14692	12/17/2012	FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004				
	14697	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER DETAILS 1999				
	14691	12/17/2012	SYDNEY FUTURES COMMISSION - BUSINESS PROCEDURES 1997				
	14695	12/17/2012	SYDNEY FUTURES COMMISSION - CLIENT REPORTING 2001				
	14696	12/17/2012	SYDNEY FUTURES COMMISSION - IDENTIFIER CLIENT 2002				
	14688	12/17/2012	SYDNEY FUTURES COMMISSION - ORDER EXECUTION 2003				
	14694	12/17/2012	SYDNEY FUTURES COMMISSION - RECORDING CALLS 2001				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14693	12/17/2012	SYDNEY FUTURES COMMISSION - TRANSACTION DISCREPANCIES 2005				
	14698	12/17/2012	SYDNEY FUTURES EXCHANGE - ASX OPERATING RULES 2008				
	14700	12/17/2012	SYDNEY FUTURES EXCHANGE - POST ALLOCATION PROHIBITIONS 2007				
	14699	12/17/2012	SYDNEY FUTURES EXCHANGE - TRADE ALLOCATION 2008				

❓ Archived Regulatory Disclosure Matter Summary ⌃

> There are currently no archived DMPs.

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14693	12/17/2012	SYDNEY FUTURES COMMISSION - TRANSACTION DISCREPANCIES 2005				

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

| NFA ID | 0240934 | 🔍 | MACQUARIE BANK LIMITED |

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ **Archived Financial Disclosure Matter Summary** ⌃

There are currently no archived DMPs.

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☑ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: NON-U.S. REGULATOR   Name of Regulatory Body: KOREA FINANCIAL SUPERVISORY SERVICE

CASE INFORMATION

❓ Case Number: N/A   ❓ Case Status: PENDING
❓ Date Initiated:AUGUST 2023
❓ Were any of the following sanctions
imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to MBL for violation of reporting on short net positions for one stock over a period of 4 days in March 2023 under the Financial Investment Services and Capital Markets Act. MBL submitted its written response to the FSS on 16 August 2023 and awaits final resolution.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

〈 Back to Summary   ✏ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: NON-U.S. REGULATOR   Name of Regulatory Body: KOREA FINANCIAL SUPERVISORY SERVICE

CASE INFORMATION

❓ Case Number: N/A   ❓ Case Status: FINAL
❓ Date Resolved:AUGUST 2023
❓ Were any of the following sanctions   Other: FINE
imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to MBL for violation of reporting on short net positions in the Financial Investment Services and Capital Markets Act. The notice alleged MBL delayed short position reporting and disclosure in three instances occurring in 2018 and 2019. MBL submitted its written response to the FSS on 20 June 2023.

In response to MBL's written response, the FSS proposed a fine in the amount 43.2 Million KRW, which MBL paid on 7 August 2023. No sanctions imposed.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: NON-U.S. REGULATOR   Name of Regulatory Body: AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)

CASE INFORMATION

❓ Case Number: 22-078MR   ❓ Case Status: PENDING
❓ Date Initiated:APRIL 2022
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ASIC commenced civil penalty proceedings in the Federal Court of Australia against Macquarie Bank Limited ("MBL") for failing to adequately monitor and control transactions by third parties, such as financial advisers, on their customers' cash management accounts. These proceedings are in relation to a fraud that was carried out by a 3rd party adviser (a non-Macquarie employee) in connection with transactions by the adviser in the cash management accounts of some of MBL`s clients in Australia. The adviser has been convicted of fraud and, after the adviser failed to compensate his clients, Macquarie reimbursed the affected 13 clients.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [All] entries   Search: [   ]

Description	Uploaded File
CONCISE STATEMENT	22078mr20220404asicvmacquarieconcisestatement.pdf
ORIGINATING PROCESS	22078mr20220404asicvmacquarieoriginatingprocess.pdf

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: NON-U.S. REGULATOR   Name of Regulatory Body: AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

CASE INFORMATION

❓ Case Number: MR 238/16   ❓ Case Status: FINAL

❓ Date Resolved:DECEMBER 2016

❓ Were any of the following sanctions imposed?:   Other: PENALTY IMPOSED

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On 14 December 2016, the Australian Federal Court imposed a AUD$6 million penalty on Macquarie Bank Limited ("MBL") in respect of its admission that it engaged in eight instances of attempted cartel conduct in contravention of the Competition and Consumer Act 2010. The Australian Competition and Consumer Commission ("ACCC") alleged that on various dates in 2011, MBL sought to influence the ABS MYR Fixing Rated published on that day, and this attempted to contravene the cartel provisions of the Competition and Consumer Act 2010. Macquarie was not a submitting bank, however, it often initiated discussion between traders.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [All] entries   Search: [_____]

Description	Uploaded File
MACQUARIE BANK LIMITED - ACCC ALLEGATIONS PRESS RELEASE 11.25.2016	ACCC Allegations Press Release.pdf
MACQUARIE BANK LIMITED - ACCC FINAL DISPOSITION PRESS RELEASE 12.14.2016	ACCC Final Disposition Press Release.pdf

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NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE PROCEEDING (ASIC V. STORM FINANCIAL LTD [IN LIQUIDATION], COMMONWEALTH BANK OF AUSTRALIA, BANK OF QUEENSLAND, AND MACQUARIE BANK LTD.) WAS COMMENCED IN THE FEDERAL COURT OF AUSTRALIA, BRISBANE REGISTRY, PROCEEDING NUMBER QUD 577 OF 2010. THE PROCEEDING WAS COMMENCED IN DECEMBER 2010. IN THE PROCEEDING, ASIC SOUGHT A DECLARATION, AND AN INJUNCTION, THAT STORM WAS OPERATING AN UNREGISTERED MANAGED INVESTMENT SCHEME, IN BREACH OF SECTION 601ED OF THE COPORATIONS ACT. ASIC ALLEGES THAT THIS OCCURRED FROM SOME TIME IN 2000/2001 UNTIL FEBRUARY 2009. ASIC FURTHER SOUGHT SIMILAR ORDERS THAT THE THREE BANKS WERE KNOWINGLY INVOLVED, AS THOSE WORDS ARE UNDERSTOOD IN SECTION 79 OF THE ACT, IN STORMS'S OPERATION OF AN UNREGISTERED MANAGED INVESTMENT SCHEME.

THE HEARING OF THE PROCEEDING COMMENCED IN MID SEPTEMBER 2012. THE BUSINESS DAY BEFORE THE HEARING WAS DUE TO COMMENCE, ASIC SETTLED THE PROCEEDING AS AGAINST THE CBA. THE HEARING CONCLUDED AT THE END OF FEBRAURY 2013 AND THE JUDGE RESERVED HIS JUDGMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE ASX ALLEGED THAT MBL HAD FAILED TO RETAIN A WARRANT CLIENT AGREEMENT AS REQUIRED UNDER OLD ASX BUSINESS RULE 8.14.1. IN ITS WRITTEN DETERMINATION, THE ASX NOTED THAT THE BREACH WAS APPARENTLY A ONE-OFF ISSUE AND NOT A SYSTEMATIC PROBLEM, AND THAT THERE WAS INFORMATION AVAILABLE THAT SUGGESTED THAT THE CLIENT WAS PROVIDED WITH THE APPROPRIATE DISCLOSURES ON THE RISKS OF WARRANT TRADING. FINE OF A$12,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ASX'S DISCIPLINARY TRIBUNAL FOUND THAT MBL WAS NOT IN COMPLIANCE WITH RULES 3.1.13 AND 3.1.14 OF THE SYDNEY FUTURES EXCHANGE IN THAT IT HAD PRE-ARRANGED A TRADE AND TRADED TO THE EXCLUSION OF OTHERS IN THE SPI FUTURES OPTIONS. FINE OF A$40,000 WAS PAID BY MBL ON 17 JUNE 2011. NO OTHER SANCTIONS ORDERED.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MACQUARIE BANK LIMITED (MBL) WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MBL WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON LOCAL COUNSEL'S ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 1999, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET AND A FAILURE TO RECORD ORDER DETAIL IN RELATIONS TO A CROSS TRADE THAT OCCURRED IN NOVEMBER 1998. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A\$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

AT THE TIME OF THE ALLEGED INFRACTION, MBL WAS IN DISCUSSIONS WITH THE SFE OVER THE OPERATION OF RELEVANT RULES. DURING THESE DISCUSSIONS, MBL WAS OPERATING UNDER THE MISUNDERSTANDING THAT ITS PROCEDURES WERE ACCEPTABLE NOTWITHSTANDING THEIR TECHNICAL NON-COMPLIANCE. THE SFE ORIGINALLY SOUGHT A HIGHER FINE BUT AGREED ON APPEAL TO REDUCE THE FINE TO A$5,000 BASED IN PART ON THE MISUNDERSTANDING BY MBL BEING RECOGNIZED BY THE SFE.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2001, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO PRIORITIZING MULTIPLE CLIENTS AND EXCEPTIONS IN REGULATORY REPORTING. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2002, THE SFE ALLEGED THAT MBL HAD BREACHED SFE RULES IN RELATION TO DISCLOSURE, REGISTRATION, FAILURE TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET, AND FAILURE TO ENTER A CLIENT IDENTIFIER. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:　　　　Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:　　　　　❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD WITHHELD AN ORDER IN RELATION TO A CROSS TRADE, IMPROPERLY DISCLOSED THAT ORDER, DID NOT EXECUTE OR TRANSMIT THE ORDER IN SEQUENCE OF RECEIPT, AND DID NOT FULLY COMPLY WITH A TRADING PROCEDURE. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

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NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: [▤ Show Questions]

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO DEAL IN A PROPER MANNER AND RECORD TELEPHONE CALLS. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$3,500 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[❮ Back to Summary]

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.	✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[‹ Back to Summary]   [✏ Amend]

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: [▦ Show Questions]

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

DURING A ROUTINE REVIEW, THE SFE FOUND CERTAIN DISCREPANCIES IN EXCHANGE FOR PHYSICAL (EFP) TRANSACTIONS EFFECTED BY MBL. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$20,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[‹ Back to Summary]

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary   **✎ Amend**

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: **☰ Show Questions**

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE MARKET PRACTICES COMMITTEE OF SFE NOTED THAT THE ADVISORY AFFILIATE WAS FOUND TO HAVE BEEN IN BREACHES OF ASX OPERATING RULES 3.1.1 AND 3.1.10 AND IMPOSED A FINE OF AUSTRALIAN $5,000. IT ALSO FOUND THAT MBL HAD BREACHED ASX OPERATING RULE 3.1.13, BUT THAT THE BREACH WAS INADVERTENT AND THEREFORE THAT NO FURTHER ACTION WAS WARRANTED. FINE OF A$5,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

‹ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ☰ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD FAILED TO COMPLY WITH OPERATING RULE 3.1.20(A) RELATING TO POST-ALLOCATION PROHIBITIONS. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAD SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF A$30,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

‹ Back to Summary

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

SFE ALLEGED THAT MBL HAD BREACHED THE SFE OPERATING RULE 3.1.20 IN THAT MBL'S REPRESENTATIVE RECEIVED ORDERS FROM HIS CLIENT THAT WERE VALID FOR THE NIGHT SESSION ONLY AND SHOULD HAVE BEEN CANCELLED AT THE END OF THE DAY. IT APPEARED HOWEVER, THAT THE ORDERS WERE NOT CANCELLED AND WERE SUBSEQUENTLY EXECUTED ON THE OPEN OF THE FOLLOWING SESSION. THE COMMITTEE NOTED THAT THE PARTICIPANT'S REPRESENTATIVE OFFERED THE TRADES TO HIS CLIENT, THAT WERE NOT PURSUANT TO CLIENT INSTRUCTIONS (CAUSING A BREACH OF RULE 3.1.20) AND THAT THE CLIENT DECLINED TO TAKE THEM. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAS SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF $A4,000 PAID.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary